Exhibit 99.1

ZenaTech Letter to Shareholders Outlines 316% Q2 Revenue Growth and Seventh Consecutive Quarter of Sequential Growth

Drone as a Service generated $8.6 million, or nearly 93% of Q2 revenue, as the Company expanded its operating platform and advanced its defense technology portfolio

Vancouver, British Columbia (October 1, 2026) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech" or the "Company"), a technology solution provider specializing in AI-powered drones, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions, today provides a business update and future outlook in a letter to shareholders from CEO Shaun Passley, Ph.D. Unless otherwise indicated, all financial figures are expressed in Canadian dollars.

To our valued shareholders,

ZenaTech continues its evolution from a technology development company with a software revenue base to a diversified, multi-product and vertically integrated operating company with a scalable Drone as a Service platform, and advancing commercial, government and defense drone technology portfolio, and an enterprise software business.

I am proud of what we accomplished during the first half of 2026. We continued to execute our business plan, scale our DaaS operations and advance our drone and software platforms for business, government and defense markets.

Second-quarter revenue reached $9.3 million, up 316% year over year, while revenue for the first six months reached $17.7 million, up 425% from the comparable period last year. First-half revenue also exceeded our full-year 2025 revenue of $12.9 million by approximately 37%. Drone as a Service remained our primary revenue engine, contributing $8.6 million, or nearly 93% of total revenue in the quarter, and $16.4 million during the first half.

We have now delivered seven consecutive quarters of sequential revenue growth since Q4 2024. Quarterly revenue increased more than 13 times over that period, from approximately $0.7 million in Q4 2024 to $9.3 million in Q2 2026.

In June 2026, ZenaTech was added to the Russell 3000® Index, an important market-recognition milestone as we continue to expand the Company.

Our Q2 operating expenses increased with our larger workforce, acquired operations, sales and marketing activity, technology development and public-company costs. We recognize that scaling revenue must ultimately translate into improved operating leverage. Our focus is therefore not only on adding locations, but also on integrating them, deploying drone-enabled workflows and expanding higher-value data and analytics services.

Following our May financing, we ended the quarter with $12.2 million in cash, $34.6 million in combined cash and marketable securities, and $24.3 million in working capital. Total assets increased 50% to $149.3 million and shareholders' equity increased 34% to $91.4 million. These resources provide flexibility to fund integration, product development and disciplined acquisitions, while we remain focused on careful capital allocation.

Drone as a Service

The scale of our operating platform continues to expand. In Q2 2026, we completed four land survey and legacy service business acquisitions, bringing our cumulative DaaS acquisition count to 24 at June 30. Subsequent transactions increased that count to 29 to date and expanded our presence into additional sectors and regions, including Alberta, Ohio, Idaho and, most recently, Georgia. ZenaTech's DaaS operations now have a physical presence in 14 U.S. states. We also expanded our corporate footprint with offices in South Korea and the United Kingdom, while our broader DaaS operations and acquisition activity extend across the U.S., Canada, the UK and Australia.

We chose land surveying and related engineering services deliberately. These are essential, fragmented industries facing a shortage of licensed professionals, while many workflows remain manual and dependent on decades-old processes. By combining established local operators and customer relationships with drones, LiDAR, centralized data processing and analytics, we believe we can increase field capacity, shorten project timelines and improve data and precision. For customers, that can mean faster and more useful information. For shareholders, it creates a platform through which technology, shared services and new offerings can be deployed across a growing revenue base.

Our objective is to build a scaled, technology-enabled global Drone as a Service platform. We acquire established operating companies with licensed professionals, existing customers and specialized expertise, then connect them with ZenaDrone technology, software, AI, analytics and our vertically integrated manufacturing capabilities. Each acquisition adds an existing revenue base upon consolidation. As integration progresses, we believe drone-enabled workflows can reduce costs per job, increase capacity and support margin improvement.

Scale matters because each new location expands the customer base into which we can deploy differentiated technology and data services and broadens the types of contracts we can pursue. We will continue to target acquisitions in sectors ready for drone-enabled modernization as we enter new U.S. states and international markets. At the time of our Q2 results announcement, signed acquisition offers across the U.S., Canada and Australia, if completed, were expected to contribute approximately $40 million in revenue during the first 12 months following closing.

Defense Technology Progress

Our defense technology portfolio is an important component of our long-term strategy, and we continue to advance product development, certification and customer engagement as demand for commercial and defense drone solutions grows.

The ZenaDrone 1000, IQ Nano and IQ Square have advanced into the cybersecurity phase of the Blue UAS certification process, while the IQ Quad is also progressing toward certification. Blue UAS certification supports eligibility for U.S. government and defense procurement. We are also moving from internal development toward customer-facing demonstrations. We have received our first confirmed U.S. government defense agency demonstration request and are planning demonstrations involving the IQ Nano, ZenaDrone 1000 and IQ Square for applications including inspections, surveys, specialized cargo, reconnaissance and inventory management. We believe this progress strengthens our ability to pursue future pilots and potential contracts.

We continue to build out our Counter-UAS platform to offer cost-effective solutions. Low-cost hostile drones can be extraordinarily expensive to counter using traditional intercept methods. The Interceptor P-1 is our low-cost, one-way autonomous interceptor designed to physically engage hostile drones, with a target selling price of under US$5,000. It has entered flight testing. We have also advanced our IQ Aqua underwater mine-detection drone into U.S. field testing in Florida and are progressing development of the larger gas-powered ZenaDrone 2000 and IQ Glider autonomous maritime launch and refueling platform. Together, these technologies form part of a broader integrated Counter-UAS architecture intended to be supported by Zena AI and our research involving detection and swarm-command capabilities.

ZenaDrone has also begun in-house flight testing of custom-designed printed circuit boards manufactured by our Taiwan-based Spider Vision Sensors subsidiary and integrated at our UAE facility, advancing our vertical-integration strategy toward NDAA-compliant drones and Blue UAS certification.

Geographically, we are developing capabilities for U.S. and allied defense markets, including potential NATO and Gulf-state opportunities. Our Ukraine-based manufacturing and testing operation is being established with a planned focus on Counter-UAS and interceptor drones, and we registered Phoenix Aero as our Western Ukraine-based company.

Enterprise Software

Enterprise SaaS revenue was $702,315 in Q2, an increase of approximately 6% from the prior-year quarter. First-half Enterprise SaaS revenue was $1.29 million, compared with $1.39 million a year earlier. During the quarter, we added NOW Solutions, an HR and payroll software business serving government and institutional customers.

We also announced Zoo Office™, the next evolution of our enterprise software strategy. Our vision is an AI-powered enterprise productivity platform that will include the Company's existing 13 software brands together with new applications under development. It is intended to provide an integrated business environment in which AI can understand organizational context, automate repetitive workflows, execute tasks and support better decisions.

We have also expanded ZenaWorx virtual design and construction progress monitoring with digital-terrain-modeling capabilities and signed the Company's first paying customer in the AI data-center construction market.

Outlook for the Remainder of 2026

As we move through the second half of 2026, we believe we are positioned to continue building the business. Our priorities remain integrating and scaling our platforms, converting technology investment into revenue, and continuing the disciplined M&A activity that has driven our growth.

In DaaS, we are working to close transactions covered by signed acquisition offers while continuing to integrate acquired survey, inspection and power-washing businesses into drone-based delivery. Our objectives include reducing the cost per survey and per job, increasing capacity and geographic reach, supporting margin expansion, and introducing additional data and analytics services with centralized processing.

In drone technology and defense, we are advancing product development, the Blue UAS certification process and engagement with U.S. defense agencies. These activities are intended to support additional demonstration requests, potential procurement-list inclusion, pilots and future government revenue. We are also progressing our Counter-UAS and interceptor programs and establishing Ukraine-based testing and manufacturing capabilities to support product-development objectives.

Our manufacturing priorities include further commissioning facilities, expanding production capabilities and growing manufacturing and testing teams across Mesa, Arizona; Sharjah, UAE; and Taipei, Taiwan.

In enterprise software, we are continuing the rollout of Zoo Office™, our planned AI-powered enterprise productivity platform incorporating 13 existing software brands and designed to support future Enterprise SaaS revenue opportunities.

Finally, we will continue to manage our balance sheet carefully as we fund organic growth, integrate acquisitions and pursue additional disciplined transactions.

ZenaTech is a very different company than it was a year ago. We have moved from primarily developing software and technologies to building a larger operating platform with revenue, customers, acquired businesses, manufacturing capabilities, software products and a growing defense opportunity pipeline.

I am proud of what we have accomplished to date and the results we have delivered. We remain committed to building long-term shareholder value as we scale the business. I am grateful for your continued support and confidence, and I look forward to sharing our progress throughout the remainder of 2026.

Sincerely,

Shaun Passley, Ph.D.

Chief Executive Officer

ZenaTech, Inc.

Additional information is available in ZenaTech's Form 6-K filing on the SEC EDGAR website.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform commercial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and an enterprise SaaS division of software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries including land surveys and inspections, driving drone-based scalable and recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, Asia, and Australia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, and the IQ Aqua for underwater applications. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements. Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and its needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

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